SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2005

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated October 20, 2005

THE BENETTON GROUP 2004 CONSOLIDATED FINANCIAL STATEMENTS RECLASSIFIED TO IFRS ARE CERTIFIED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: October 20, 2005

THE BENETTON GROUP 2004 CONSOLIDATED FINANCIAL STATEMENTS RECLASSIFIED TO IFRS ARE CERTIFIED

The transition of the Benetton Group to IFRS for the first nine months of 2004

Ponzano, October 20, 2005 - Benetton Group consolidated financial statements for full year 2004 financial year (to December 31), reclassified in accordance with International Financial Reporting Standards (IFRS), have been certified by the independent auditors PricewaterhouseCoopers.

The independent auditors'certification letter is available at www.benettongroup.com/investors.

The Benetton Group has reclassified its consolidated financial statements for the first nine months of 2004 (to September 30) in accordance with IFRS, for comparison with 2005 nine month results which will be released on November 11.

The management indicates, moreover, that the re-orders from the commercial network for Fall/Winter 2005 are proceeding at a more positive rate than forecast, thanks to the encouraging sell-out of the new collections.

Consolidated statement of income and balance sheet

Below are the principal economic and balance sheet figures for the first nine months of 2004, reclassified in accordance to IFRS. All figures for the period are contained in the "Transition to IFRS - 9 Months 2004" presentation, available in the section dedicated to IAS/IFRS of www.benettongroup.com/investors.
Consolidated statement of income

9 Months 2004	Italian GAAP	IFRS impacts	IFRS
Revenues	1,241.3	+ 11.4	1,252.7
Earnings before interests and taxex (EBIT)	150	+ 2	152
Net income	100	+ 4	104
in millions of euro

Consolidated balance sheet

9 Months 2004	Italian GAAP	IFRS impacts	IFRS
Net capital employed	1,797.5	+ 0.6	1,798.1
Total shareholders'equity	1,213	- 7	1,206
Net financial position	585	+ 7	592

in millions of euro

The figures reclassified according to IFRS for full year 2004 and first half 2004 were released to the market on September 7.

For further information and contacts:

Media 0039 0422519036

www.benettongroup.com/press

Investor Relations 0039 0422519412

www.benettongroup.com/investors